UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

B. Riley Principal 250 Merger Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05602L104 (CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd, Suite 800

Los Angeles, CA 90025

(818) 884-3737

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2021

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 05602L104
1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,912,500 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,912,500 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,912,500 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%(4)
14.	TYPE OF REPORTING PERSON HC, CO

(1)	The reported shares include (i) 4,312,500 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253464) (the “Registration Statement”) and (ii) 600,000 shares of Class A Common Stock underlying private placement units purchased by B. Riley Principal 250 Sponsor Co., LLC (the “Sponsor”) pursuant to the Private Placement Units Purchase Agreement, dated as of May 7, 2021, by and between the Issuer and the Sponsor.

(2)	Excludes 200,000 shares of Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	The reported shares are held directly by the Sponsor. B. Riley Principal Investments, LLC (“BRPI”) is the sole member of the Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over the securities held by the Sponsor. Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. As a result, each of BRPI, BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by the Sponsor. Each of BRPI, BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

(4)	The percentage reported in this Schedule 13D is based upon (i) 15,555,000 shares of Class A Common Stock and 4,312,500 shares of Class B Common Stock outstanding according to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 18, 2021, plus (ii) 2,250,000 shares of Class A Common Stock underlying units sold to the underwriters of the Issuer’s initial public offering on June 14, 2021 pursuant to the overallotment option as described in the Issuer’s Registration Statement, plus (iii) 45,000 shares of Class A common stock underlying private placement units purchased by the Sponsor pursuant to the Private Placement Units Purchase Agreement, dated as of May 7, 2021, by and between the Issuer and the Sponsor in connection with the underwriters’ exercise of the overallotment option as described in the Issuer’s Registration Statement.

CUSIP No. 05602L104
1	NAME OF REPORTING PERSONS B. Riley Principal 250 Sponsor Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,912,500 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,912,500 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,912,500 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%(3)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 4,312,500 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253464) (the “Registration Statement”) and (ii) 600,000 shares of Class A Common Stock underlying private placement units purchased by B. Riley Principal 250 Sponsor Co., LLC (the “Sponsor”) pursuant to the Private Placement Units Purchase Agreement, dated as of May 7, 2021, by and between the Issuer and the Sponsor.

(2)	Excludes 200,000 shares of Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	The percentage reported in this Schedule 13D is based upon (i) 15,555,000 shares of Class A Common Stock and 4,312,500 shares of Class B Common Stock outstanding according to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 18, 2021, plus (ii) 2,250,000 shares of Class A Common Stock underlying units sold to the underwriters of the Issuer’s initial public offering on June 14, 2021 pursuant to the overallotment option as described in the Issuer’s Registration Statement, plus (iii) 45,000 shares of Class A common stock underlying private placement units purchased by the Sponsor pursuant to the Private Placement Units Purchase Agreement, dated as of May 7, 2021, by and between the Issuer and the Sponsor in connection with the underwriters’ exercise of the overallotment option as described in the Issuer’s Registration Statement.

CUSIP No. 05602L104
1	NAME OF REPORTING PERSONS B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,912,500 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,912,500 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,912,500 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%(4)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 4,312,500 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253464) (the “Registration Statement”) and (ii) 600,000 shares of Class A Common Stock underlying private placement units purchased by B. Riley Principal 250 Sponsor Co., LLC (the “Sponsor”) pursuant to the Private Placement Units Purchase Agreement, dated as of May 7, 2021, by and between the Issuer and the Sponsor.

(2)	Excludes 200,000 shares of Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	The reported shares are held directly by the Sponsor. B. Riley Principal Investments, LLC (“BRPI”) is the sole member of the Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over the securities held by the Sponsor. Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. As a result, each of BRPI, BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by the Sponsor. Each of BRPI, BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

(4)	The percentage reported in this Schedule 13D is based upon (i) 15,555,000 shares of Class A Common Stock and 4,312,500 shares of Class B Common Stock outstanding according to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 18, 2021, plus (ii) 2,250,000 shares of Class A Common Stock underlying units sold to the underwriters of the Issuer’s initial public offering on June 14, 2021 pursuant to the overallotment option as described in the Issuer’s Registration Statement, plus (iii) 45,000 shares of Class A common stock underlying private placement units purchased by the Sponsor pursuant to the Private Placement Units Purchase Agreement, dated as of May 7, 2021, by and between the Issuer and the Sponsor in connection with the underwriters’ exercise of the overallotment option as described in the Issuer’s Registration Statement.

CUSIP No. 05602L104
1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,912,500 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,912,500 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,912,500 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 4,312,500 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253464) (the “Registration Statement”) and (ii) 600,000 shares of Class A Common Stock underlying private placement units purchased by B. Riley Principal 250 Sponsor Co., LLC (the “Sponsor”) pursuant to the Private Placement Units Purchase Agreement, dated as of May 7, 2021, by and between the Issuer and the Sponsor.

(2)	Excludes 200,000 shares of Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	The reported shares are held directly by the Sponsor. B. Riley Principal Investments, LLC (“BRPI”) is the sole member of the Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over the securities held by the Sponsor. Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. As a result, each of BRPI, BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by the Sponsor. Each of BRPI, BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

(4)	The percentage reported in this Schedule 13D is based upon (i) 15,555,000 shares of Class A Common Stock and 4,312,500 shares of Class B Common Stock outstanding according to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 18, 2021, plus (ii) 2,250,000 shares of Class A Common Stock underlying units sold to the underwriters of the Issuer’s initial public offering on June 14, 2021 pursuant to the overallotment option as described in the Issuer’s Registration Statement, plus (iii) 45,000 shares of Class A common stock underlying private placement units purchased by the Sponsor pursuant to the Private Placement Units Purchase Agreement, dated as of May 7, 2021, by and between the Issuer and the Sponsor in connection with the underwriters’ exercise of the overallotment option as described in the Issuer’s Registration Statement.

END OF COVER PAGES

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of (i) B. Riley Financial, Inc. (“BRF”); (ii) B. Riley Principal 250 Sponsor Co., LLC (the “Sponsor”); (iii) B. Riley Principal Investments, LLC (“BRPI”); and (iv) Bryant R. Riley (“Mr. Riley”) (each person and entity named in items (i) through (v), collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13D filed by the Reporting Persons with the Commission on May 21, 2021 (the “Original 13D”).

This Amendment is being filed to report:

(i)	the acquisition of 45,000 shares of Class A common stock underlying private placement units purchased by the Sponsor pursuant to the Private Placement Units Purchase Agreement, dated as of May 7, 2021, by and between the Issuer and the Sponsor in connection with the underwriters’ exercise of the overallotment option as described in the Issuer’s Registration Statement;

(ii)	that 562,500 shares of Class B common stock owned by the Sponsor are no longer subject to forfeiture as a result of the full exercise of the underwriters’ over-allotment option; and

(iii)	the Reporting Person’s percentage ownership of the Class A Common Stock of the Issuer after the full exercise of the underwriters’ over-allotment option and the acquisition described in clause (i).

As described in the Issuer’s registration statement on Form S-1 (File No. 333-253464) which was declared effective by the Securities and Exchange Commission on May 7, 2021 (the “Registration Statement”) under the heading “Description of Securities—Founder Shares,” the Founder Shares will automatically be converted into shares of Class A Common Stock at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments described therein and have no expiration date.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original 13D. Except as expressly amended and supplemented by this Amendment, the Original 13D is not amended or supplemented in any respect, and the disclosures set forth in the Original 13D, other than as amended herein are incorporated by reference herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of the Original 13D as amended by this Amendment is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein that are directly held by the Sponsor was the working capital of the Sponsor.

ITEM 4.	PURPOSE OF THE TRANSACTION

The first paragraph under Item 4 is hereby amended and restated in its entirety as follows:

In connection with the initial formation of the Issuer in June 2020, a wholly-owned subsidiary of BRF was issued all of the Issuer’s outstanding equity. All shares of the Issuer’s Class B common stock (the “Founder Shares”) were contributed to the Sponsor in June 2020, resulting in the Sponsor directly and BRF and BRPI indirectly owning all outstanding Founder Shares. The number of Founder Shares outstanding was determined based on the expectation that the Founder Shares would represent 20% of the outstanding shares after the Issuer’s initial public offering (the “IPO”), excluding the private placement shares underlying the private placement units. As such, the Issuer’s initial stockholders collectively own Founder Shares representing 20% of the Issuer’s issued and outstanding shares after the IPO, excluding the private placement shares underlying the private placement units. Up to 562,500 Founder Shares were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised so that the Issuer’s initial stockholders would maintain ownership of Founder Shares representing 20% of the Issuer’s common stock after the IPO excluding the private placement shares underlying the private placement units. On June 14, 2021, the underwriters exercised the over-allotment option in full, therefore such 562,500 Founder Shares ceased to be subject to forfeiture.

The subsection Private Placement Units Purchase Agreement under Item 4 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Original 13D):

Pursuant to the Private Placement Units Purchase Agreement, on June 14, 2021, the Sponsor purchased from the Issuer an aggregate of an additional 45,000 Private Placement Units in connection with the underwriters’ exercise of the over-allotment option.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover pages to this Amendment is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of the Original 13D as amended by this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 of the Original 13D as amended by this Amendment is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
11	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 11 to the Schedule 13D filed by the Reporting Persons on May 21, 2021).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2021

B. RILEY FINANCIAL, INC.

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Chief Executive Officer

B. RILEY PRINCIPAL 250 SPONSOR CO., LLC

/s/ Kenneth Young
Name: Kenneth Young
Title: President, B. Riley Financial

B. RILEY PRINCIPAL INVESTMENTS, LLC

/s/ Kenneth Young
Name: Kenneth Young
Title: Chief Executive Officer

/s/ Bryant R. Riley
Name: Bryant R. Riley